                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------

                                 SCHEDULE 14D-1

           Tender Offer Statement Pursuant to Section 14(d)(1) of the
                        Securities Exchange Act of 1934

                          ----------------------------

                            SIMULATION SCIENCES INC.
                            (Name of Subject Company)

                                    SIEBE PLC
                               S ACQUISITION CORP.
                                    (Bidders)

                          ----------------------------

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   829-213-107
                      (CUSIP Number of Class of Securities)

                          ----------------------------

                                David K. Robbins
                    Fried, Frank, Harris, Shriver & Jacobson
                       350 South Grand Avenue, 32nd Floor
                              Los Angeles, CA 90071
                                 (213) 473-2000
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                            CALCULATION OF FILING FEE

                          ----------------------------

         Transaction Valuation:*                  Amount of filing fee:
              $159,913,070                               $31,983

* For purposes of calculating fee only. This amount is based on a per share offer price of $10.00, for 15,991,307 shares of common stock. Pursuant to the Agreement and Plan of Merger, dated as of April 15, 1998, by and among Simulation Sciences Inc. (the "Company"), Siebe plc, S Acquisition Corp. (collectively, the "Bidders") and S Sub Corp., the Company represented to the Bidders that, as of such date, it had 14,146,608 shares of common stock issued and outstanding and 1,784,699 shares of common stock reserved for issuance upon exercise of outstanding stock options (excluding 301,550 shares which are subject to purchase upon exercise of options which have an exercise price equal to or exceeding $10.00 per share). The Company has also advised the Bidders that it has approximately 60,000 shares of common stock reserved for issuance pursuant to the terms of the Company's employee stock purchase plans. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Bidders.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable
Form or Registration No.:  Not applicable
Filing Party:  Not applicable
Dated Filed:  Not applicable

        This Tender Offer Statement on Schedule 14D-1 relates to the offer by S Acquisition Corp., a Delaware corporation ("Offeror"), and an indirect wholly owned subsidiary of Siebe plc, a public limited company organized under the laws of the United Kingdom ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.001 per share, of Simulation Sciences Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Stockholders Rights Agreement, dated as of August 13, 1997, as amended through the date hereof, between the Company and Harris Trust Company of California, as Rights Agent (collectively, the "Shares"), at a price of $10.00 per Share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, constitutes the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY

        (a) The subject company is Simulation Sciences Inc., a Delaware corporation with its principal executive offices located at 601 Valencia Avenue, Suite 100, Brea, California 92823.

        (b) The information set forth in the Introduction, and Section 1 "Terms of the Offer," of the Offer to Purchase is incorporated herein by reference.

        (c) The information set forth in Section 6 "Price Range of Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

        (a) through (d), (g) The information set forth in the Introduction,
Section 9 "Certain Information Concerning Offeror," and Annex I of the Offer to Purchase is incorporated herein by reference.

        (e) None of Offeror, Parent or, to the best knowledge of Offeror or Parent, any person listed in Annex I of the Offer to Purchase has, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (f) None of Offeror, Parent or, to the best knowledge of Offeror or Parent, any person listed in Annex I of the Offer to Purchase has, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

        (a) and (b) The information set forth in Section 11 "Background of Offer" and Section 13 "The Transaction Documents" of the Offer to Purchase are incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a) through (c) The information set forth in Section 10 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS

        (a) through (e) The information set forth in Section 12 "Purpose of the Offer; The Merger; Plans for the Company," Section 13 "The Transaction Documents," and Section 14 "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

        (d) The information set forth in the Offer to Purchase is incorporated herein by reference.

        (f) and (g) The information set forth in Section 7 "Effect of Offer on Nasdaq National Market Listing, Market for Shares and SEC Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (a) None.

        (b) On March 9, 1998, an executive officer of The Foxboro Company, an affiliate of Parent ("Foxboro"), purchased 1,900 shares of common stock of the Company at a purchase price of $10.125 per share and also purchased 2,000 shares of common stock of the Company at a purchase price of $9.9375 per share. All such shares were purchased by the executive officer of Foxboro through a broker-dealer in open market transactions.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

        The information set forth in the Introduction, Section 1 "Terms of the Offer," Section 11 "Background of Offer," Section 12 "Purpose of the Offer; The Merger; Plans for the Company," Section 13 "The Transaction Documents,"
Section 14 "Dividends and Distributions" and Section 15 "Certain Conditions to Offeror's Obligations" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

        The information set forth in Section 17 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

        The information set forth in Section 9 "Certain Information Concerning Offeror" and Annex II of the Offer to Purchase is incorporated herein by reference. Attached as Exhibit (g)(1) to Item 11 of this Statement are copies of the financial statements contained in the 1997 Report and Accounts of Parent and the financial statements contained in the 1997 Interim Report of Parent, which are incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

        (a) None or not applicable.

        (b) and (c) The information set forth in Section 16 "Certain Regulatory and Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (d) The information set forth in Section 7 "Effect of Offer on Nasdaq National Market Listing, Market for Shares and SEC Registration" of the Offer to Purchase is incorporated herein by reference. Section 16 "Certain Regulatory and Legal Matters -- Federal Reserve Board Regulation."

        (e)  None.

        (f) The Offer to Purchase, a copy of which is attached as Exhibit (a)(1) hereto, and the Letter of Transmittal, a copy of which is attached as Exhibit
(a)(2) hereto, each of which is incorporated in its entirety herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

        (a)(1)        - Offer to Purchase, dated April 21, 1998.

        (a)(2)        - Letter of Transmittal.

        (a)(3)        - Letter from Morgan Stanley & Co. Incorporated, as Dealer
                        Manager, to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

        (a)(4)        - Letter to Clients from Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees.

        (a)(5)        - Notice of Guaranteed Delivery.

        (a)(6)        - Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

        (a)(7)        - Form of Summary Announcement, as published on April 21,
                        1998.

        (a)(8)        - Press Release, as issued by Parent on April 15, 1998.

        (a)(9)        - Press Release as issued by Parent on April 21, 1998.

        (b)           - Revolving Credit Agreement, dated November 29, 1995,
                        between Parent, Siebe Inc., Deutsche Siebe GmbH, and
                        Bankers Trust Company, Natwest Capital Markets Limited and
                        SBC Warburg, as Arrangers, Swiss Bank Corporation as
                        Agent, and lenders parties thereto.

        (c)(1)        - The Agreement and Plan of Merger, dated as of April 15,
                        1998, among Offeror, Parent, S Sub Corp. and the Company.

        (c)(2)        - The Stock Option Agreement, dated as of April 15, 1998,
                        between Parent and the Company.

        (c)(3)        - Mutual Nondisclosure Agreement, dated as of April 7,
                        1998, between Parent and the Company.

        (d)
        through (f)   - None or not applicable.

        (g)(1)        - Financial Statements contained in the (i) 1997 Report
                        and Accounts of Parent and (ii) 1997 Interim Report of
                        Parent.

                                   SIGNATURES

        After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 21, 1998

                                        SIEBE PLC


                                        By:  /s/ GEORGE SARNEY
                                             -----------------------------------
                                             Name: George Sarney
                                             Title: Director



                                        S ACQUISITION CORP.


                                        By:  /s/ JAMES C. BAYS
                                             -----------------------------------
                                             Name: James C. Bays
                                             Title: Vice President

                                  EXHIBIT INDEX


       EXHIBIT                                                                                 PAGE
       -------                                                                                 ----
        (a)(1)        Offer to Purchase, dated April 21, 1998.

        (a)(2)        Letter of Transmittal.

        (a)(3)        Letter from Morgan Stanley & Co. Incorporated, as Dealer Manager, to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                      Nominees.

        (a)(4)        Letter to Clients from Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees.

        (a)(5)        Notice of Guaranteed Delivery.

        (a)(6)        Guidelines for Certification of Taxpayer Identification Number on
                      Substitute
                      Form W-9.

        (a)(7)        Form of Summary Announcement, as published on April 21, 1998.

        (a)(8)        Press Release, as issued by Parent on April 15, 1998.

        (a)(9)        Press Release, as issued by Parent on April 21, 1998.

        (b)           Revolving Credit Agreement, dated November 29, 1995, between Parent,
                      Siebe Inc., Deutsche Siebe GmbH, and Bankers Trust Company, Natwest
                      Capital Markets Limited and SBC Warburg, as Arrangers, Swiss Bank
                      Corporation as Agent, and lenders parties thereto.

        (c)(1)        The Agreement and Plan of Merger, dated as of April 15, 1998, among
                      Offeror, Parent, S Sub Corp. and the Company.

        (c)(2)        The Stock Option Agreement, dated as of April 15, 1998, between Parent and the Company.

        (c)(3)        Mutual Nondisclosure Agreement, dated as of April 7, 1998, between
                      Parent and the Company.

        (d)
        through (f)   None or not applicable.

        (g)(1)        Financial Statements contained in the (i) 1997 Report and
                      Accounts of Parent and (ii) 1997 Interim Report of Parent.